UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

STELLAR PHARMACEUTICALS, INC. (Name of Issuer)
Common Shares (Title of Class of Securities)
858557 10 1 (CUSIP Number)
Linda M. Crouch-McCreadie, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz PC
207 Mockingbird Lane
Johnson City, TN 37602
(423)928-0181
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 26, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 858557 10 1

1.	Names of Reporting Persons. SJ Strategic Investments LLC I.R.S. Identification No. 30-0060195

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,188,794

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,188,794

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,188,794

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 21.9%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 858557 10 1

1.	Names of Reporting Persons. John M. Gregory I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,188,794

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,188,794

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,188,794

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 21.9%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 858557 10 1

1.	Names of Reporting Persons. Joan P. Gregory I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,188,794

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 21.9%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 858557 10 1

1.	Names of Reporting Persons. Susan Gregory I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,188,794

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 21.9%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 858557 10 1

1.	Names of Reporting Persons. James M. Gregory I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,188,794

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 21.9%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         Explanatory Note: This Amendment No. 2 to this Schedule 13D is being filed by the Reporting Persons, defined below, to amend Items 4 and 6 of the Schedule 13D filed on June 8, 2004.

The title and class of equity securities to which this statement relates is the Common Shares, (the "Common Shares") of Stellar International Inc. (the "Issuer"). The Issuer's principal executive offices are located at 82 Wellington Street South, Sutie 201, London, Ontario, Canada N6B 2K3.

Item 2. Identity and Background.

(a)

Name:  This report is being filed by SJ Strategic Investments LLC, John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory (collectively, the "Reporting Persons"). SJ Strategic Investments LLC ("SJSI") is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory.

(b)	Residence or business address: SJ Strategic Investments LLC 340 Edgemont Avenue, Suite 500 Bristol, TN 37620

(c)

Present Principal Occupation or Employment:  John M. Gregory is the Managing Member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI. James M. Gregory is a full-time student.

(d)	Criminal Conviction: None

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration: All securities acquired by the Reporting Persons were purchased with the working capital of SJSI.

Item 4. Purpose of Transaction

         The Reporting Persons have acquired their Common Shares for investment purposes and may acquire additional Common Shares, or dispose of some or all of the Common Shares, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. The Reporting Persons intend to review on a continuing basis their investment in the Common Shares, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Additionally, on February 26, 2007, John M. Gregory was appointed to the Board of Directors of the Issuer.

The information contained in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Other than as set forth above, none of the Reporting Persons have any other plan or proposal which relates to or which would result in:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

The calculations in this Item are based upon 23,622,690 Common Shares issued and outstanding as of September 30, 2006 (based on information contained in documents publicly filed by the Issuer). As of the date hereof, the Reporting Persons jointly benefically owned 5,188,794 shares or 21.9% of the outstanding shares of Common Shares of this Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

(b)

The information contained in Item 2 is hereby incorporated by reference. SJSI has the sole power to vote or direct the vote of 5,188,794 shares and the sole power to dispose or direct the disposition of 5,188,794 shares. As Managing Member of SJSI, John M. Gregory also has the sole power to vote or direct the vote of 5,188,794 shares and the sole power to dispose or direct the disposition of 5,188,794 shares by virtue of his ability to direct the activities of SJSI. The Reporting Persons, other than SJSI and John M. Gregory, do not have the power to (i)vote or direct the vote of the shares beneficially owned by the Reporting Persons or (ii) dispose or direct the disposition of any of the shares beneficially owned by the Reporting Persons.

(c)	The Reporting Persons effected no transactions in the Issuer's Common Shares during the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
N/A	N/A	N/A

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On February 19, 2004, SJSI acquired 4,088,794 shares of Common Shares from the Issuer at an aggregate purchase price of U.S.$3,025,708 pursuant to the Subscription Agreement.

In addition to the Subscription Agreement, SJSI has entered into a Securities Purchase and Piggy-Back Rights Agreement with the Issuer (the "Securities Purchase Agreement"). Under the terms of the Securities Purchase Agreement, SJSI obtained a right to subscribe for additional Common Shares of the Issuer in the future from time to time in order to maintain its percentage equity ownership interest in the Issuer,, subject to adjustment in certain circumstances. Pursuant to the Securities Purchase Agreement, the Issuer has also granted SJSI the right to participate as a selling shareholder in future offerings of the Issuer's Common Shares.

SJSI has also entered into Right of First Refusal Agreements with each of Peter Riehl, Patricia Riehl, Samuel Hahn and Kay Hahn, pursuant to which they have granted right of first refusal to SJSI in respect of the sale of securities in the Issuer owned by them.

The Subscription Agreement, the Securities Purchase Agreement and each of the Right of First Refusal Agreements are filed in their entirety as exhibits to this Schedule 13D and are hereby incorporated into this Item 6 by reference.

On June 4, 2004, the Issuer granted SJSI the right to have a representative of SJSI observe the Issuer's board and committee meetings as long as SJSI continues to hold at least 10% of the issued and outstanding Common Shares. This right does not confer directorship status on, nor create directorship or any other fiduciary duties for SJSI and is not intended to give rise to any obligations (fiduciary or otherwise), or liabilities for SJSI to the Issuer, its officers, directors, shareholders or employees.

On February 26, 2007, John M. Gregory was appointed to the Board of Directors of the Issuer.

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Item 7. Material to be Filed as Exhibits.

         *1. Joint Filing Agreement

*2. Subscription Agreement by and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004.

*3. Securities Purchase and Piggy-Back Rights Agreement by and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004.

*4. Right of First Refusal Agreement between Peter Riehl and SJ Strategic Investments LLC dated February 18, 2004.

*5. Right of First Refusal Agreement between Patricia Riehl and SJ Strategic Investments LLC dated February 18, 2004.

*6. Right of First Refusal Agreement between Samuel Hahn and SJ Strategic Investments LLC dated February 18, 2004.

*7. Right of First Refusal Agreement between Kay Hahn and SJ Strategic Investments LLC dated February 18, 2004.
-----------------
* Previously filed

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2007
SJ STRATEGIC INVESTMENTS LLC
By:	/s/ John M. Gregory John M. Gregory
Title:	Managing Member
By:	/s/ John M. Gregory John M. Gregory
By:	/s/ Joan P. Gregory Joan P. Gregory
By:	/s/ Susan Gregory Susan Gregory
By:	/s/ James M. Gregory James M. Gregory

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